PRIMERO REPORTS FIRST QUARTER 2017 RESULTS;
PROVIDES 2017 OPERATING GUIDANCE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the Q1 2017 management’s discussion and analysis (“MD&A”) and financial statements for more information.)

Toronto, Ontario, May 3, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operating and financial results for the first quarter ended March 31, 2017, and provided 2017 operating guidance.

Highlights:

•

Q1 2017 Production Affected by Strike at San Dimas: Total production of 26,733 gold equivalent ounces[1], comprised of 10,118 ounces of gold and 0.62 million ounces of silver from San Dimas, and 14,413 ounces of gold from Black Fox, 26% lower than the 36,158 gold equivalent ounces produced in Q1 2016. Consolidated Q1 2017 total cash costs[2] were $827 per gold equivalent ounce, with consolidated all-in sustaining costs[3] (“AISC”) of $1,335. $5.2 million for standby site costs incurred during the San Dimas strike have been excluded from cash costs.

•

San Dimas Strike Ends With New CBA, San Dimas Phased Reset Underway: Strike action taken by San Dimas unionized employees negatively affected Q1 production, resulting in only 45 operating days in the quarter. The strike ended on April 13 with the agreement of a new Collective Bargaining Agreement (“CBA”), effective over a period of two years. Primero believes the new CBA allows for a competitive cost structure aligned to the future success of San Dimas operations. A phased restart of the San Dimas operation is currently underway, and the mine expects to produce between 90,000 and 110,000 gold equivalent ounces during 2017.

•

Financial Results Benefit from Lower Operating Expenses: Despite lower gold and silver production, higher earnings were realized in Q1 2017 from lower operating expenses, depreciation and depletion as a result of the strike. The Company recognized net income of $13.5 million ($0.07 per share) due to a $19.5 million deferred income tax recovery in Q1 2017 mainly resulting from the effect of the revaluation of the Mexican peso compared to the U.S. dollar. Adjusted net income[4] was $nil ($nil per share) for Q1 2017.

•

2017 Production Guidance: Primero expects to produce between 140,000 and 170,000 gold equivalent ounces in 2017. Total production in 2017 is expected to be lower than in the previous year due to operating time lost during the San Dimas strike, and the phased restart approach. Total cash costs are expected to be in the range of $700 to $850 per gold equivalent ounce, with AISC between $1,200 and $1,400 per gold ounce. AISC includes a $25 million incremental reset investment in San Dimas for exploration and development to position the mine for future profitability and sustainability.

“The first quarter of 2017 marked a turning point for Primero,” said Mr. Joseph F. Conway, Interim President and Chief Executive Officer. “We continue to pursue our strategy of reducing the complexity, and the associated costs, of our operations. We remained steadfast in achieving these goals throughout the union negotiations during the quarter, and we were able to achieve our objectives which we believe will allow for significant cost reductions at the San Dimas mine. We were also successful in extending our revolving credit facility allowing more time to term-out our debt to better match our asset’s cash profiles. Our next focus is resetting the San Dimas operation and bringing the mine back to profitability so it can once again deliver on its world-class potential. We have renewed our commitment to exploration at both of our mines in order to continue growing their reserve and resource base and fully realize on their significant mineral endowments.”

First Quarter 2017 Operating and Financial Results

Primero produced a total of 26,733 gold equivalent ounces in Q1 2017, which compares to 36,158 gold equivalent ounces produced in Q1 2016. Gold and silver production was 24,531 ounces and 0.62 million ounces respectively in Q1 2017. Production during the quarter was negatively affected by the strike action taken by unionized employees at the San Dimas mine. The strike ended on April 13 with the agreement of a new CBA. Primero believes the new CBA allows for a competitive cost structure and improved performance bonus parameters aligned to the future success of San Dimas operations.

The Company incurred total cash costs per gold equivalent ounce of $827 for Q1 2017 with AISC of $1,335 per gold ounce. It should be noted that $5.2 million of San Dimas site costs incurred during the strike period have been excluded from AISC.

San Dimas produced 12,320 gold equivalent ounces (10,118 ounces of gold and 0.62 million ounces of silver) during the first quarter of 2017, compared to 22,901 gold equivalent ounces produced in Q1 2016. Production during the quarter was impacted by a strike action initiated by unionized employees at San Dimas on February 15, 2017. This resulted in the complete stoppage of mining and milling activities at the site, with San Dimas only achieving 45 operating days in Q1 2017. Daily mine production declined compared to previous quarters as worker productivity was impacted by the expectation of the work stoppage and our decision to shut down operations prior to the negotiation deadline. San Dimas mill throughput averaged 1,835 TPD in Q1 2017 compared to 1,639 TPD in Q1 2016 (based on 45-day availability in Q1 2017 and 91-day availability in Q1 2016).

Total cash costs in the first quarter of 2017 were $790 per gold equivalent ounce compared with $998 in the first quarter of 2016. Higher costs were incurred in the first quarter of 2016 due to mine-wide implementation of enhanced ground support. San Dimas achieved AISC of $975 per gold ounce in Q1 2017, noting that sustaining capital expenditures were limited during the quarter with only $2.1 million spent on underground development and $0.8 million on mine exploration.

The Black Fox mine produced 14,413 ounces of gold in the first quarter of 2017 compared to 13,257 ounces in the first quarter of 2016. Underground mining was focused on the Deep Central Zone, with underground grade and mine extraction rates improving month-over-month through the quarter, leading to monthly production in March above 6,000 ounces.

At the Black Fox mill, a mechanical failure of the recently rebuilt gear reducer on a regrind mill resulted in lower throughput rates. Mill throughput averaged 2,285 TPD in the first quarter of 2017, compared to 2,467 TPD in the first quarter of 2016. Improved grade and tonnage from the underground mine drove an increase in the mill head grade to 2.28 grams per tonne compared to 1.94 grams per tonne in the first quarter of 2016. This resulted in higher quarterly gold production despite the lower average milling rate.

Total cash cost per gold ounce were $859 in the first quarter of 2017, with AISC of $1,233 per ounce. Operating costs were slightly higher in 2017 due to additional backfill costs required to sustain increased longhole stoping activity in the Deep Central Zone, but this was partially offset by labour cost savings achieved through additional headcount reductions. Lower capital expenditures and higher gold production contributed to the reduced AISC in Q1 2017 when compared to Q1 2016.

Management continues to closely monitor Black Fox’s short-term operating results and cash flows to ensure the Black Fox mine delivers as planned, and will take corrective actions, including possible care and maintenance, if required. In Q1 2017, Black Fox was cash flow neutral, inclusive of amounts spent on exploration drilling.

Primero generated $37.7 million of revenue in Q1 2017, 25% lower than in Q1 2016 as a result selling 29% less gold equivalent ounces partially offset by a 2% higher average realized gold price. In Q1 2017, the Company sold 28,978 ounces of gold at an average realized price of $1,182 per ounce and 0.80 million ounces of silver at an average realized price of $4.28 per ounce. Revenue in Q1 2016 totalled $50.5 million from selling 38,781 ounces of gold at an average realized price of $1,156 per ounce, and 1.35 million ounces of silver at an average realized price of $4.24 per ounce.

During Q1 2017, both gold and silver sales exceeded production levels as inventory on hand at the end of 2016 was drawn down during the strike period. All silver sold was delivered to Silver Wheaton Caymans under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2016 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. As of March 31, 2017, the Company has delivered 2.91 million ounces of silver towards this annual threshold, after which the Company can begin selling 50% of the silver produced at San Dimas at spot market prices. Gold produced at Black Fox is subject to a gold purchase agreement6 and as a result 1,202 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $529 per ounce in Q1 2017.

The Company recognized net income of $13.5 million in Q1 2017 compared to a net loss of $13.2 million in Q1 2016, due to a $19.5 million deferred income tax recovery in Q1 2017 mainly resulting from the effect of the revaluation of the Mexican peso compared to the U.S. dollar. Adjusted net income was $nil ($nil per share) for Q1 2017, compared to adjusted net loss of $8.5 million ($0.05 per share) for Q1 2016. Adjusted loss primarily excludes the net tax impact of foreign exchange rate changes on deferred tax balances, idle costs incurred during the strike at San Dimas, and the mark-to-market gain/loss on the convertible debenture and warrants.

Primero generated negative operating cash flow before working capital changes during Q1 2017 of $2.1 million ($0.01 per share), which included $4.1 million in cash payments for income taxes in Mexico for its 2016 tax return and 2017 tax instalments. The Company expects to receive a corporate tax refund from Mexican tax authorities for installments paid in 2016.

Liquidity Update

The Company’s total liquidity position at March 31, 2017 totalled $30.6 million, comprised of $15.6 million in cash and $15.0 million available under its line of credit. As previously disclosed, Primero extended the maturity of its revolving credit facility (“RCF”) to November 23, 2017, and is not subject to financial covenants during the extended maturity date. The RCF with its amended terms were guaranteed by Silver Wheaton for a fee of $2.6 million payable at maturity. Any future drawdowns will be subject to Silver Wheaton’s consent, unless the proceeds are used solely in connection with the restart of the San Dimas operations.

2017 Production Guidance

Primero expects to produce between 140,000 and 170,000 gold equivalent ounces in 2017, which includes gold production of between 125,000 and 150,000 ounces and 4.5 to 5.5 million silver ounces. Total production in 2017 is expected to be lower than in the previous year due to operating time lost during the San Dimas strike, and the phased restart approach. The Company expects to sell all silver produced into the San Dimas silver purchase agreement and does not anticipate achieving any spot silver sales during the year, which has affected gold equivalent production.

Total cash costs are expected to be in the range of $700 to $850 per gold equivalent ounce, and AISC is expected to be between $1,200 and $1,400 per gold ounce.

Table 1: 2017 Production Guidance

		2017 Guidance		Actual
	San Dimas	Black Fox	Consolidated	2016

Attributable production (gold equivalent ounces)	90,000-110,000	50,000-60,000	140,000-170,000	176,139
Gold Production (ounces)	75,000-90,000	50,000-60,000	125,000-150,000	156,052
Silver Production (million ounces)	4.5-5.5	N/A	4.5-5.5	5.30
Total cash costs (per gold equivalent ounce)	$650-$800	$850-$950	$700-$850	$865
AISC (per gold ounce)	$1,100-$1,300	$1,150-$1,250	$1,200-$1,400	$1,333
Capital Expenditures ($ millions)	$51.1	$14.8	$65.9	$66.5

San Dimas expenditures related directly to the reset investment program are expected to total $25 million in 2017, above and beyond baseline operations, and are included in AISC and Capital Expenditures totals.

Material assumptions used to forecast total cash costs for 2017 were based on the Company’s actual results to March 31, 2017 and include an estimated average gold price of $1,250 per ounce for the remainder of the year, and foreign exchange rates of $1.30 Canadian dollars and $18 Mexican pesos to the U.S. dollar for the remainder of 2017. Silver sold under the silver purchase agreement is expected to average $4.30 for the 2017 year.

Additional funding may be required if there is a material change in commodity prices or the scope of Company’s operations. The Company expects the capital shortfall, if any, will be addressed by capital reductions, the results of the strategic process or the potential restructuring of the existing credit facility which is due in November of this year.

San Dimas Phased Restart Underway

A phased restart of the San Dimas operations has now commenced, and Primero expects to produce between 90,000 and 110,000 gold equivalent ounces during 2017, comprising of 75,000 to 90,000 gold ounces and 4.5 million to 5.5 million silver ounces.

In order to reset the mining operations and ensure the long-term profitability of the site, significant investments are planned in 2017 to increase and catch up on development rates and exploration drilling, and improve planning and leadership capabilities at the mine level. Expenditures related directly to the reset investment program are expected to total $25 million in 2017, above and beyond the baseline budget for the remainder of 2017 operations.

Given that San Dimas is in the early phase of its mine restart and executing a significant operational reset, 2017 production and unit cost guidance has been provided with a larger range than in previous years. The Company expects to provide a guidance update with tighter ranges later in 2017.

Beyond 2017, Primero aims to return San Dimas to a steady-state operations of approximately 175,000 gold equivalent ounces per year with continued exploration success, and with AISC below $1,000 per gold ounce. Annual capital investment is expected to normalize to approximately $40 million per year which includes both sustaining capital and exploration.

Continuing to Evaluate the Future Potential of Black Fox

Black Fox continues to implement its plans to re-engineer the site to operate profitably at lower gold production rates in 2017, given the expected depletion of the low-grade stockpile in July 2017. The Company expects to produce between 50,000 and 60,000 ounces of gold in 2017, at a lower all-in sustaining cost than in 2016, in the range of $1,150 to $1,250 per ounce. Cash costs are expected to be between $850 and $950 per ounce.

The Company continues to believe in the exploration potential of the Black Fox property, both below the existing ore body and in other areas on the concession. Any cash generated from mining operations in 2017 will be re-invested in site exploration.

Primero is in the planning phases of a deep drilling program to assess the extension and continuity of the Black Fox deposit between 1.0 kilometres and 1.5 kilometres below surface. Primero will advance this deep exploration program subject to capital availability.

Conference Call Details

The Company's senior management will host a conference call today, Wednesday, May 3, 2017 at 10:00 am ET to discuss first quarter 2017 operating and financial results.

Participants may join the call by dialling North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 1070474.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/8440.

A recorded playback of the fourth quarter and full-year 2016 results call will be available until July 1, 2017 by dialling 1-800-408-3053 or 905-694-9451 and entering the call back passcode 3580389.

This release should be read in conjunction with Primero’s first quarter 2017 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2017 for San Dimas was based on realized prices of $1,210 per ounce of gold and $4.28 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the first quarter 2017 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s first quarter 2017 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the first quarter 2017 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2015 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814 2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”).  All statements, other than statements of historical fact, are forward-looking statements.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “are planned”, “planning” “expects”, “expected”, “believes”, “forecast”, “estimated”, “potential”, “in order to”, “aims to”, “is to” , “next”, “future”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “will”, “will implement”, “will allow”, “will lead to”, “to ensure” or similar statements or the negative connotation thereof.  Forward-looking information is also identifiable in statements of currently occurring matters which may continue in future, such as “providing the Company with”, “is currently”, “allows/allowing for”, “will advance” or “continues to” or other statements that may be stated in the present tense with future implication.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the success and long-term profitability of the San Dimas operations; the continuing efforts to reduce the complexity and costs of the Company’s operations;  planned investments in development and exploration, and in improving planning and leadership capabilities at the mine level at San Dimas; the ability of the Company to grow its reserves and resources and achieve a competitive cost structure; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production and cash cost guidance and the Company’s intention to provide a guidance update later in 2017; the realization of silver sales at spot prices; the ability of the Black Fox operations to mine as planned and the close monitoring of Black Fox short-term operating results and cash flow; the Company’s expectation to receive a VAT refund or corporate tax refund of Mexican tax instalments paid in 2016; the estimated price of gold and silver anticipated to be received for the Company’s sales of gold and silver; the potential for the Company to require additional funding; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to realize productivity improvements, cost reductions, and return to profitability at its San Dimas operations; that the Company will be able to implements its phased restart of operations and realize its goal to reduce the scale and complexity of the San Dimas mine, generate positive cash flow and operate the mine in accordance with mine plans; that there are no other significant disruptions affecting operations; that the Company is able to meet its development and exploration plans; that the Company will achieve production and cash costs within its 2017 guidance; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that there are no material variations in the current tax and regulatory environment; that the Company will receive refunds of Mexican VAT and income tax as entitled; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve productivity improvements, cost reductions, planned production levels or generate significant free cash flow; the Company may be required to change its mining or development and exploration plans, or may not be able to comply with such plans; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that the Company may not be able to resume mine operations at planned capacity or implement its phased restart of the San Dimas operation; that the Company may not be able to access further credit under its existing credit facility, or secure other sources of funding; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts)

SUMMARIZED FINANCIAL DATA

	Three months ended March 31
	2017	2016
Key Performance Data
Tonnes of ore milled	288,219	373,635
Produced
Gold equivalent (ounces)	26,733	36,158
Gold (ounces)	24,531	32,835
Silver (million ounces)	0.62	0.92
Sold
Gold equivalent (ounces)	31,791	43,622
Gold (ounces)	28,978	38,781
Silver (million ounces)	0.80	1.35
Average realized prices
Gold ($/ounce)[1]	$1,182	$1,156
Silver($/ounce)[1]	$4.28	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$827	$944
By-product basis	$793	$920
All-in sustaining costs (per gold ounce)[2]	$1,335	$1,555

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$37,687	$50,544
Earnings (loss) from mine operations	1,441	(5,795)
Net income (loss)	13,503	(13,172)
Adjusted net income (loss)[2]	7	(8,462)
Adjusted EBITDA[2]	(449)	5,895
Basic net income (loss) per share	0.07	(0.08)
Diluted net income (loss per share)	0.07	(0.08)
Adjusted net income (loss) per share[2]	0.00	(0.05)
Operating cash flows before working capital changes	(2,073)	(8,461)
Operating cash flows before working capital changes per share	(0.01)	(0.05)
Weighted average shares outstanding (basic)(000’s)	189,944	164,511
Weighted average shares outstanding(diluted) (000’s)	194,854	164,511

	March 31, 2017	December 31, 2016
Assets
Mining interests	$579,234	$577,920
Total assets	$689,495	$677,817
Liabilities
Long-term liabilities	$123,322	$130,472
Total liabilities	$212,302	$216,687
Equity	$477,193	$461,130

1.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s first quarter 2017 MD&A.)

2.	See “NON-GAAP measurements“ in the Company’s first quarter 2017 MD&A.

SUMMARIZED OPERATING DATA
San Dimas

	Three months ended
	31-Mar-17	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16

Key Performance Data
Tonnes of ore mined	81,321	194,670	185,080	231,224	151,193
Tonnes of ore milled	82,587	191,925	193,553	224,427	149,182
Tonnes of ore milled per day	1,835	2,086	2,104	2,466	1,639
Average mill head grade (grams/tonne)
Gold	3.87	3.87	3.69	4.10	4.13
Silver	238	245	232	231	198
Average gold recovery rate (%)
Gold	98%	97%	97%	98%	99%
Silver	98%	94%	95%	96%	97%
Produced
Gold equivalent (ounces)	12,320	28,286	28,454	34,327	22,901
Gold (ounces)	10,118	23,163	22,162	28,978	19,578
Silver (million ounces)	0.62	1.42	1.37	1.60	0.92
Sold
Gold equivalent (ounces)	16,009	28,252	27,405	33,653	29,140
Gold (ounces)	13,195	22,547	21,840	28,873	24,300
Silver at fixed price (million ounces)	0.80	1.57	1.06	1.43	1.35
Silver at spot (million ounces)		0.01	0.15		-
Average realized price (per ounce)
Gold	$1,210	$1,208	$1,335	$1,265	$1,178
Silver[1]	$4.28	$4.34	$6.12	$4.24	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$790	$746	$865	$843	$998
By product basis	$698	$643	$731	$765	$968
All in sustaining costs (per ounce)[3]	$975	$994	$1,080	$1,063	$1,362
Revenue ($000's)	$19,369	$34,089	$36,581	$42,578	$34,333

Earnings (loss) from mine operations ($000's)	($591)	$1,780	$407	$4,348	($6,390)

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s first quarter 2017 MD&A).
2.	See “NON-GAAP measurements“ in the Company’s first quarter 2017 MD&A.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements“ in the Company’s first quarter 2017 MD&A.

Black Fox

	Three months ended
	31-Mar-17	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16
Key Performance Data
Underground mining
Tonnes of ore mined	52,217	73,597	64,522	57,898	38,501
Average gold grade (grams/tonne)	5.47	5.21	5.18	4.46	4.99
Tonnes increase (decrease) in stockpile	(153,415)	(152,005)	(168,996)	(171,764)	(185,952)
Tonnes processed
Tonnes of ore milled	205,632	225,602	233,518	229,662	224,453
Tonnes of ore milled per day	2,285	2,452	2,538	2,524	2,467
Average mill head grade (grams/tonne)	2.28	2.49	2.29	2.14	1.94
Average gold recovery rate (%)	96%	97%	95%	96%	95%
Produced
Gold (ounces)	14,413	17,512	16,230	15,172	13,257
Sold
Gold at spot price (ounces)	14,581	14,494	14,735	12,996	13,146
Gold at fixed price (ounces)	1,202	1,214	1,409	1,138	1,336
Average realized gold price (per ounce)[1]	$1,159	$1,145	$1,264	$1,192	$1,118
Total cash costs (per gold ounce)[2]	$859	$828	$926	$870	$851
All-in sustaining costs (per ounce)[3]	$1,233	$1,101	$1,286	$1,362	$1,404
Revenue ($000's)	$18,318	$18,092	$20,431	$16,861	$16,211

Earnings (loss) from mine operations (000's)	$2,305	$85	($422)	$328	$658

1.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s first quarter 2017 MD&A).
2.	See “NON-GAAP measurements“ in the Company’s first quarter 2017 MD&A.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements“ in the Company’s first quarter 2017 MD&A.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

	2017	2016

Revenue	$37,687	$50,544
Operating expenses	(26,630)	(40,282)
Depreciation and depletion	(9,616)	(16,057)
Total cost of sales	(36,246)	(56,339)
Earnings (loss) from mine operations	1,441	(5,795)
Exploration expenses	(474)	(334)
Share-based compensation	(1,786)	(1,514)
General and administrative expenses	(3,084)	(3,614)
Other charges	(7,811)	(404)
Loss from operations	(11,714)	(11,661)
Interest and finance expenses	(2,221)	(3,259)
Mark-to-market gain on debentures & warrants	6,653	(375)
Other income (expenses)	1,266	(1,036)
Loss before income taxes	(6,016)	(16,331)
Income tax recovery	19,519	3,159
Net income (loss) for the period	$13,503	($13,172)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on investment in Fortune Bay, net of tax of $nil	-	85
Total comprehensive income (loss) for the period	$13,503	($13,087)
Basic income (loss) per share	$0.07	($0.08)
Diluted income (loss) per share	$0.07	($0.08)
Weighted average number of
common shares outstanding
Basic	189,943,952	164,510,929
Diluted	194,854,319	164,510,929

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	March 31	December 31
	2017	2016

Assets
Current assets
Cash and cash equivalents	$15,623	$19,875
Trade and other receivables	641	1,962
Value added and income taxes receivable	39,324	34,494
Prepaid expenses	3,431	3,893
Inventories	15,453	22,829
Total current assets	74,472	83,053
Non-current assets
Restricted cash	4,621	4,577
Mining interests	579,234	577,920
Deferred tax asset	20,081	3,763
Value added tax receivable	10,054	7,344
Other non-current assets	1,033	1,160
Total assets	$689,495	$677,817

Liabilities
Current liabilities
Trade and other payables	$25,733	$31,781
Income tax payable	1,647	1,558
Other taxes payable	1,339	2,035
Current debt	60,261	50,841
Total current liabilities	88,980	86,215
Non-current liabilities
Other taxes payable	16,342	14,120
Deferred tax liability	24,425	28,428
Decommissioning liability	30,146	29,790
Long-term debt	46,828	52,906
Warrant liability	413	1,066
Other long-term liabilities	5,168	4,162
Total liabilities	$212,302	$216,687

Shareholders' equity
Share capital	$913,654	$908,923
Shares reserved for future issuance	297	297
Contributed surplus	56,686	58,857
Accumulated other comprehensive loss	(3,694)	(3,694)
Deficit	(489,750)	(503,253)
Total shareholders' equity	$477,193	$461,130
Total liabilities and shareholders' equity	$689,495	$677,817

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	2017	2016

Operating activities
Earnings (loss) before income taxes	$(6,016)	$(16,331)
Adjustments for:
Depreciation and depletion	9,616	16,057
Share-based compensation expense	2,074	1,857
Payments made under the Phantom Share Unit Plan	-	(279)
Mark-to-market loss (gain) on convertible debentures	(6,000)	375
Mark-to-market gain on warrant liability	(653)	-
Write-down of inventory	1,566	505
Unrealized foreign exchange loss (gain)	(2,365)	1,355
Taxes paid with cash and value added tax offsets	(4,116)	(15,775)
Other	1,614	539
Other adjustments
Finance income disclosed in financing activities	(14)	(23)
Interest and finance expenses disclosed in financing activities	2,221	3,259
Operating cash flow before working capital changes	(2,073)	(8,461)
Changes in non-cash working capital	(1,105)	5,478
Cash used in operating activities	$(3,178)	$(2,983)
Investing activities
Expenditures on mining interests	$(7,433)	$(17,755)
Cash used in investing activities	$(7,433)	$(17,755)
Financing activities
Drawdown on revolving credit facility	10,000	50,000
Repayment of convertible debenture	-	(48,116)
Payments on capital leases	(869)	(1,220)
Interest and finance expenses paid	(2,854)	(3,977)
Cash provided by (used in) financing activites	$6,277	$(3,313)
Effect of foreign exchange rate changes on cash	$82	$517
Decrease in cash	$(4,252)	$(23,534)
Cash, beginning of period	19,875	45,601
Cash, end of period	$15,623	$22,067